EXHIBIT 7.1 - RATIO OF EARNINGS TO FIXED CHARGES
CNH INDUSTRIAL N.V.

	For the Years Ended December 31,
	2018	2017	2016	2015	2014
Earnings:
Income before taxes and equity income	$1,466	$659	$(22)	$567	$1,089
Add:
Dividends received from unconsolidated affiliates	47	49	63	81	89
Fixed Charges	873	968	1,052	1,150	1,366
Amortization of capitalized interest	13	15	20	18	13
Less:
Interest capitalized	(6)	(7)	(7)	(24)	(30)
Total earnings	$2,393	$1,684	$1,106	$1,792	$2,527

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$812	$940	$1,026	$1,106	$1,318
Interest capitalized	6	7	7	24	30
Estimate of the interest component of rental expense	55	21	19	20	18
Total fixed charges	$873	$968	$1,052	$1,150	$1,366

Ratio of earnings to fixed charges	2.74	1.74	1.05	1.56	1.85